11016687

n.a. 3/3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 68134

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/03/09 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Guardian Direct Energy Programs, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 S. Village Center Drive
(No. and Street)

Southlake	Texas	76092
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ann Marie Brannan — 817-442-5259
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name)*

Flower Mound	**Flower Mound**	**Texas**	**75022**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

34

OATH OR AFFIRMATION

I, Rick D. Mullins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Guardian Direct Energy Programs, Inc.**, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

DEBBIE B. PENNEY
Notary Public, State of Texas
My Commission Expires
June 19, 2014

Notary Public

Signature

PRESIDENT

Title

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. *
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

* - The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

GUARDIAN DIRECT ENERGY PROGRAMS, INC.

FINANCIAL REPORT

DECEMBER 31, 2010

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Guardian Direct Energy Programs, Inc.

We have audited the accompanying statement of financial condition of Guardian Direct Energy Programs, Inc. formerly Guardian Direct Investment Company as of December 31, 2010, and the related statements of income, changes in stockholder's equity, and cash flows for the period from December 3, 2009 (effective date of SEC registration) to December 31, 2010, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Guardian Direct Energy Programs, Inc. as of December 31, 2010, and for the period from December 3, 2009 (effective date of SEC registration) to December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
February 14, 2011

4421 Wanda Ln. Flower Mound, TX 75022-5446 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

Guardian Direct Energy Programs, Inc.
Statement of Financial Condition
December 31, 2010

ASSETS	
Cash	$8,270
Prepaid Expenses	4,684
TOTAL ASSETS	$12,954
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Total Liabilities	$0
Stockholder's Equity	
Common Stock, $.01 par value, 10,000 shares authorized, issued and outstanding	$100
Additional Paid-In Capital	157,927
Accumulated Deficit	(145,073)
Total Stockholder's Equity	$12,954
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$12,954

See Notes to the Financial Statements

Guardian Direct Energy Programs, Inc.
Statement of Income
Period from December 3, 2009 (Effective Date of SEC Registration)
to December 31, 2010

Revenue	
Private Placement Revenue	$138,525
Expenses	
Compensation and Related Costs	$185,495
Occupancy	26,340
Office Expense	1,890
Other Expenses	665
Professional Fees	3,830
Regulatory Fees	65,378
Total Operating Expenses	$283,598
Net Loss	($145,073)

See Notes to the Financial Statements

Guardian Direct Energy Programs, Inc
Statement of Changes in Stockholder's Equity
Period from December 3, 2009 (Effective Date of SEC Registration)
to December 31, 2010

	Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at December 3, 2009 (effective date of SEC registration)	10,000	$100	$31,900	$0	$32,000
Additional Capital Contributed	-	-	126,027	-	126,027
Net Loss	-	-	-	(145,073)	(145,073)
Balances at December 31, 2010	10,000	$100	$157,927	($145,073)	$12,954

See Notes to the Financial Statements

Guardian Direct Energy Programs, Inc
Statement of Cash Flows
Period from December 3, 2009 (Effective Date of SEC Registration)
to December 31, 2010

Cash flows from operating activities:	
Net loss	($145,073)
Adjustments to reconcile net loss to net cash used in operating activities:	
Change in assets and liabilities	
Decrease in prepaid expenses	7,316
Decrease in payable to related parties	(1,679)
Net cash used in operating activities	($139,436)
Cash flows from financing activities:	
Additional capital contributed	$126,027
Net decrease in cash	($13,409)
Cash at beginning of period	21,679
CASH AT END OF PERIOD	$8,270

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the period for interest or income taxes.

See Notes to Financial Statements

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Guardian Direct Energy Programs, Inc. formerly Guardian Direct Investment Company (Company) was incorporated in December 2007 as a Texas corporation. The Company is a wholly-owned subsidiary of Guardian Ventures, Inc. (Parent), a Texas corporation. The Company's registration with the Securities and Exchange Commission (SEC) as a broker/dealer in securities became effective December 3, 2009. The Company is a member of the Financial Industry Regulatory Authority (FINRA).

The Company's securities business consists of the sale of partnership interests in oil and gas related private placement offerings managed by related parties only on a minimum/maximum subscription basis. The Company's customers are primarily high net worth individuals located throughout the United States.

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities. The Company maintains a special account for the exclusive benefit of its customers. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Note 1- Nature of Business and Summary of Significant Accounting Policies (continued)

Private Placement Revenue

The Company recognizes revenue on the sale of interests in private placement offerings in the period in which customer subscriptions to such offerings are funded, upon the Company reaching the minimum subscription requirement of such offerings.

Promotional Costs

The Company expenses promotional production costs as they are incurred and promotional communication costs the first time the promotion takes place.

Income Taxes

The Company has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Company has reviewed all open tax years and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. As of December 31, 2010, open Federal tax years include the tax years ended December 31, 2007 through December 31, 2009.

Note 2 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company had net capital and net capital requirements of $8,270 and $5,000, respectively. The company's net capital ratio was zero to one.

Note 3 - Income Taxes

The Company is included in the consolidated federal income tax return of its Parent. Income taxes are recorded using the separate company method. Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent. The Company and each of the Companies in the consolidated group have current year tax losses; therefore, there is no provision for current federal income taxes. The Company has a federal net operating loss carry forward of approximately $145,000 available to offset future taxable income, which expires beginning in 2030. The net operating loss carryforward is a tax attribute of the Parent due to the filing of a consolidated income tax return. This net operating loss may not be available for use by the Company in future years if it were not a part of the consolidated income tax return. The net operating loss carry forward creates a deferred tax asset of approximately $41,000; however, the entire amount has been offset by valuation allowance; therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition.

The Company files income tax returns in the U.S. federal jurisdiction and Texas jurisdiction. The Company is subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for all years it has been in business.

Note 4 - Related Party Transactions/Concentration of Revenue/Economic Dependency

The Company is under the control of and economically dependent on its Parent. The existence of that control and dependency creates operating results and financial position significantly different than if the Companies were autonomous.

The Company earned all of its revenue from the sales of interests in private placement offerings managed by related parties.

The Company leases office space from a related party on a month-to-month basis for $7,334 per month. Rent paid to the related party totaled $29,336 for 2010 and is included in occupancy costs in the accompanying statement of income.

The Company has an expense sharing agreement (Agreement) with Guardian Oil & Gas, Inc., (a sibling company) (GOG) under which GOG is solely responsible for paying certain expenses on behalf of the Company and will not anticipate or seek reimbursement for these payments. Expenses paid by GOG under this Agreement totaled approximately $10,988 for the period ending December 31, 2010.

Note 5 - Defined Contributions Plan

The Company has a defined contribution plan (Plan) covering substantially all employees. The plan provides that employees who have attained age 21 and completed one year of service can voluntarily contribute to the Plan. Employer contributions are discretionary and are determined and authorized by the board of directors each plan year. There were no expenses related to the Plan incurred by the Company for the period ended December 31, 2010.

Note 6 - Contingencies

The nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 7 - Subsequent Events

In January 2011, the Company received additional capital contributions of $37,000.

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2010, through February 12, 2011, the date which the financial statements were available to be issued.

Schedule I

Guardian Direct Energy Programs, Inc.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 and
Reconciliation of the Computation of Net Capital
with that of the Registrant as
Filed in Part IIA of Form X-17a-5
December 31, 2010

Total Stockholder's Equity qualified for Net Capital	$12,954
Deductions and/or Charges	
Non-allowable assets:	
Prepaid Expenses	4,684
Total Deductions and/or Charges	4,684
Net Capital	$8,270
Aggregate Indebtedness	
Total Aggregate Indebtedness	$0
Computation of Basic Net Capital Requirement	
Minimum Net Capital Required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$5,000
Net Capital in Excess of Minimum Requirement	$3,270
Ratio of Aggregate Indebtedness to Net Capital	0.00000

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2010 as filed by Guardian Direct Energy Programs, Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

Board of Directors
Guardian Direct Energy Programs, Inc.

In planning and performing our audit of the financial statements of Guardian Direct Energy Programs, Inc. (the Company), as of and for the period from December 3, 2009 (effective date of SEC registration) to December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

4421 Wanda Ln. Flower Mound, TX 75022-5446 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
February 14, 2011